UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)

Matrixx Initiatives, Inc.
(Name of Subject Company (Issuer))

Wonder Holdings, Inc.
(Name of Filing Person — Offeror)
Wonder Holdings Acquisition Corp.
(Name of Filing Person — Offeror)
H.I.G. Bayside Debt & LBO Fund II, L.P.
H.I.G. Bayside Advisors II, LLC
H.I.G.-GPII, Inc.
Sami W. Mnaymneh
Anthony A. Tamer
(Name of Filing Persons — Other)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

57685L105
(CUSIP Number of Class of Securities)

Brian Schwartz
1450 Brickell Avenue
31st Floor
Miami, Florida 33131
(305) 379-2322
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

Copy to:

James S. Rowe, Esq.
Michael H. Weed, P.C.
Kirkland & Ellis LLP
300 North LaSalle
Chicago, IL 60654
Telephone: (312) 862-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$82,625,077.50	$6,208.45

(1)	Estimated for purposes of calculating the filing fee only. The valuation was estimated by multiplying the offer price of $8.75 per share by 9,442,866 shares of Matrixx Initiatives, Inc. common stock outstanding.

(2)	Calculated in accordance with Exchange Act Rule 0-11 by (1) multiplying the estimated transaction value as of December 22, 2010, by 0.0000713, (2) multiplying the increase in the estimated transaction value between December 22, 2010 and the date of this filing by 0.00011610, and (3) summing the results of (1) and (2).

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,388	Filing Party: Wonder Holdings, Inc.
Form or Registration No.: Schedule TO	Date Filed: December 22, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transactions subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 7 amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) relating to the tender offer by Wonder Holdings, Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Wonder Holdings Acquisition Corp., a Delaware corporation (the “Parent”), to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Matrixx Initiatives, Inc., a Delaware corporation (“Matrixx”), including the associated rights issued pursuant to the Rights Agreement, dated as of July 22, 2002, between Matrixx and Registrar and Transfer Company, as such agreement may be amended from time to time (the shares of the common stock of Matrixx, together with the associated rights, collectively referred to as “Shares”), at a price of $8.00 per Share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated December 22, 2010 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.” This Amendment No. 7 amends and supplements the Schedule TO to, among other things, increase the offer price to $8.75 per Share in cash, without interest and less any applicable withholding taxes.
     All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.
Items 1 though 9 and 11
     Items 1 through 9 and Item 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby revised as follows:
     (1) The offer price to be paid in the Offer, upon the terms and subject to the conditions set forth in the Schedule TO, is increased from $8.00 per Share to $8.75 per Share in cash, without interest and less any applicable withholding taxes.
     (2) In connection with the increase in the offer price, the expiration date of the Offer is extended until 11:59 p.m., New York City time, on February 14, 2011. The Offer had previously been scheduled to expire at 5:00 p.m., New York City time, on February 4, 2011.
     (3) On February 1, 2011, H.I.G. Capital, LLC (“H.I.G.”), which controls Purchaser and Parent, issued a press release announcing the increase in the offer price. H.I.G. also announced that that it had been informed by certain stockholders that had not previously tendered into the Offer and that represent approximately 18.1% of Matrixx’s outstanding shares that they intend to tender their shares into the Offer, including BML Investment Partners, L.P., who has entered into a written agreement with Purchaser and Parent to tender all Matrixx shares it currently holds, and any Matrixx shares that it subsequently acquires, into the Offer. The press release is attached hereto as Exhibit (a)(1)(L) and is incorporated herein by reference.
     (4) The following paragraphs are inserted immediately prior to the caption titled “If I tender my Shares, when and how will I get paid?” in the “Summary Term Sheet” section on page 5 of the Offer to Purchase:
“Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?
Yes. Certain stockholders of Matrixx who collectively hold approximately 18.1% of the outstanding Shares have indicated that they intend to tender their Shares in the Offer, including BML Investment Partners, L.P., which holds 935,000 Shares (approximately 10% of the outstanding Shares). On February 1, 2011, BML Investment Partners, L.P. entered into a Tender and Voting Agreement with Parent and Purchaser. Pursuant to the Tender and Voting Agreement, BML Investment Partners, L.P. has agreed to tender its Shares into the Offer. See Section 11—“The Merger Agreement; Other Agreements” for more information.”

     (5) The following paragraphs are inserted immediately following the last paragraph in Section 10 — “Background of the Offer; Past Contacts or Negotiations with Matrixx” of the Offer to Purchase:
“Since the announcement of the Offer, representatives of HIG and Matrixx were in contact with Matrixx’s stockholders and with each other regarding stockholders’ reactions to the Offer. On or about January 11, 2011, Matrixx received a letter from Porter Orlin LLC (“Porter”), holder of approximately 12% of the outstanding Shares, stating its belief that an offer price of $8.00 per Share was inadequate. Porter publicly disclosed the letter on January 11, 2011. On or about January 25, 2011, Matrixx received a letter from BML Capital Management, LLC, manager of BML Investment Partners, L.P. (“BML”), which holds approximately 10% of the outstanding Shares, indicating that, based on its analysis, it also believed that an offer price of $8.00 per Share was inadequate. This letter was publicly disclosed on January 25, 2011. On January 28, 2011, HIG issued a response to the letter from BML, stating its belief that the letter was materially misleading and inconsistent with a number of material facts disclosed by Matrixx and reaffirming the Offer.
On or about February 1, 2011, HIG contacted several Matrixx stockholders to discuss the Offer. In the course of these conversations, HIG offered to increase the Offer Price to $8.75 per Share, and certain stockholders indicated that they would tender their Shares into the Offer at that price. HIG requested that these stockholders enter into tender and voting agreements to that effect, and BML agreed to do so. Parent, Purchaser and BML entered into a tender and voting agreement on February 1, 2011.
On February 1, 2011, HIG issued a press release announcing the increase to the Offer Price.”
     (6) The following paragraphs are inserted immediately following the last paragraph in Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase:
“Tender and Voting Agreement. BML has entered into a Tender and Voting Agreement (the “Tender Agreement”), dated as of February 1, 2011, with Parent and Purchaser, a copy of which is filed as a exhibit to the Schedule TO and is incorporated into this Offer to Purchase by reference. The following summary of certain provisions of the Tender Agreement is qualified in its entirety by reference to the full text of the Tender Agreement.
Conditional upon an increase in the Offer Price to $8.75 per Share, BML has agreed to tender (or cause the record owner to tender) in the Offer, and not withdraw, all of the Shares beneficially owned by BML or its affiliates, as well as any other Shares acquired by BML or its affiliates after the date of the Tender Agreement. BML is required to tender not later than the second business day after the date of the Tender Agreement, or with respect to any Shares acquired after the date of the Tender Agreement, prior to the expiration of the Offer. BML has also agreed that at any meeting of the Matrixx stockholders, it shall vote (and shall cause its affiliates to vote) all Shares owned in favor of the Merger and against any actual or proposed action that would impede, interfere with, delay, postpone, or adversely affect the Merger, the Offer or any other transaction contemplated by or in connection with the Merger Agreement. BML has also agreed to waive and not to exercise (and cause its affiliates to waive and not exercise) any rights of appraisal or rights to dissent from the Merger. In addition, BML has agreed not to commence or join in (and has agreed to cause its affiliates not to commence or join in), and to take (and to cause its affiliates to take) all actions necessary to opt out of any class in any class action with respect to, any claim, suit, action or proceeding, derivative or otherwise, against Parent, Purchaser, Matrixx or any of their respective successors relating to the negotiation, execution or delivery of the Tender Agreement or the Merger Agreement or the consummation of the Offer or the Merger.
Furthermore, BML will (and shall cause its affiliates to) not (i) tender into any tender or exchange offer or otherwise directly or indirectly sell, transfer, pledge, assign or otherwise dispose of, or encumber with any lien, any of the Shares or any interest therein, (ii) deposit its Shares into a voting trust, enter into any other voting agreement or arrangement with respect to the Shares or grant any proxy or power of attorney with respect to its Shares, (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, transfer, pledge, assignment or other disposition of any interest in or the voting of any Shares or any other securities of Matrixx or (iv) take any other action that would make any representation or warranty of BML contained in the Tender Agreement untrue or incorrect in any material respect or in any way restrict, limit or interfere in any material respect with the performance of BML’s obligations under the Tender Agreement or the transactions contemplated by the Merger Agreement.

The Tender Agreement terminates on the earliest to occur of (i) the purchase of all of BML’s Shares pursuant to the Offer in accordance with the terms of the Tender Agreement, (ii) the Effective Time, (iii) the date the Merger Agreement is terminated in accordance with its terms, and (iv) the mutual consent of BML and Parent.”
Item 12. Exhibits
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(L)	Press Release Announcing Increase to Offer Price issued by H.I.G. Capital, LLC on February 1, 2011.

(d)(5)	Tender and Voting Agreement, dated as of February 1, 2011, by and among Wonder Holdings Acquisition Corp., Wonder Holdings, Inc. and BML Investment Partners, L.P.

SIGNATURES
     After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 3, 2011

WONDER HOLDINGS, INC.
By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Attorney in Fact

WONDER HOLDINGS ACQUISITION CORP.
By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Attorney in Fact

H.I.G. BAYSIDE DEBT & LBO FUND II, L.P. By: H.I.G. Bayside Advisors II, LLC Its: General Partner By: H.I.G.-GPII, Inc. Its: Manager
By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Vice President and General Counsel

H.I.G. BAYSIDE ADVISORS II, LLC By: H.I.G.-GPII, Inc. Its: Manager
By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Vice President and General Counsel

H.I.G.-GPII, INC.
By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Vice President and General Counsel

SAMI W. MNAYMNEH
By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Attorney in Fact

ANTHONY A. TAMER
By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
	Title:	Attorney in Fact

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 22, 2010.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Form of Summary Advertisement as published on December 22, 2010 in the New York Times.*
(a)(1)(G)	Joint Press Release issued by H.I.G. Capital, LLC and Matrixx Initiatives, Inc. on December 22, 2010.*
(a)(1)(H)	Joint Press Release issued by H.I.G. Capital, LLC and Matrixx Initiatives, Inc. on December 29, 2010.*
(a)(1)(I)	Press Release issued by H.I.G. Capital, LLC on January 19, 2011.*
(a)(1)(J)	Press Release issued by H.I.G. Capital, LLC on January 28, 2011.*
(a)(1)(K)	Press Release Announcing Second Extension to Tender Offer issued by H.I.G. Capital, LLC on February 1, 2011.*
(a)(1)(L)	Press Release Announcing Increase to Offer Price issued by H.I.G. Capital, LLC on February 1, 2011.
(a)(5)(A)	Complaint dated January 7, 2011, filed in the Superior Court of the State of Arizona, County of Maricopa, captioned Schneider v. Hemelt et al.*
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of December 14, 2010, among Matrixx Initiatives, Inc., Wonder Holdings Acquisition Corp. and Wonder Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Matrixx Initiatives, Inc. with the Securities and Exchange Commission on December 14, 2010).*
(d)(2)	Exclusivity and Confidentiality Agreement, dated as of March 26, 2010, between Matrixx Initiatives, Inc. and H.I.G. Middle Market LLC.*
(d)(3)	Limited Guarantee, dated as of December 14, 2010, made by H.I.G. Bayside Debt & LBO Fund II, L.P. in favor of Matrixx Initiatives, Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Matrixx Initiatives, Inc. with the Securities and Exchange Commission on December 14, 2010).*
(d)(4)	Equity Commitment Letter, dated as of December 14, 2010, from H.I.G. Bayside Debt & LBO Fund II, L.P. to Wonder Holdings Acquisition Corp.*
(d)(5)	Tender and Voting Agreement, dated as of February 1, 2011, by and among Wonder Holdings Acquisition Corp., Wonder Holdings, Inc. and BML Investment Partners, L.P.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.